PLACER DEL MAR, LTD.
                                3707 Fifth Avenue
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                                    July 6, 2005

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736
    Amendment Filed: May 26, 2006

Dear Ms. Howell,

Per your comment letter dated June 26, 2006, we submit the following as a part of the fourth amendment to our registration statement on Form SB-2.

SUMMARY

1. We have explained the mineral rights revenue sharing agreement. We have disclosed that Placer Del Mar owns the mineral rights subject to a 1% net smelter returns royalty payable to Mr. Almarez. We have clarified the difference between the previous "Mineral Rights Option Agreement"and the current "Mineral Rights Revenue Sharing Agreement." PLAN OF DISTRIBUTION

2. We have disclosed that "while the director has no legal obligation to do so, he has verbally agreed to loan the company up to $50,000." And "if the director is unable or unwilling to loan the company the necessary funds we would investigate alternative financing such as bank loans or additional sales of our equity securities."

DESCRIPTION OF BUSINESS

3. We have disclosed that if no economically viable mineralization is found in Phase One, we intend to dissolve the business. We have also disclosed that we will not seek another mineral claim.

4. We have discussed in greater detail the phased nature of the exploration process. We have provided greater detail of the activities in phases one and two. We have discussed in greater detail the geological and geophysical studies to be conducted in phase one. We have discussed in greater detail the mining permit application process, environmental impact reports, mechanical trenching and drilling.
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5.   We have explained why there are annual fees to the Mexican government when the property where the Placer Del Mar claim is located is owned by Mr. Almarez with the following disclosure; "The Mexican government requires annual fees be paid for any and all mining claims throughout Mexico. The Placer Del Mar claim is subject to mining tariffs required by the Mexican government even though Mr. Almarez is the property owner." There are no limitations or restrictions on his ownership of the property.

6. We have explained how the phase one results will be determined to be economically viable, and who will make the determination with the following statement; " A senior geologist will be required to conduct further geological studies and produce a geology report regarding the economic viability of the claim. The geologist will render an opinion regarding the size, quantity, and viability of the mineralization, if any, located within the claim. Understanding the quantity, quality, and viability of any potential mineralization will enable the company to then determine whether or not to proceed in pursuing extracting those potential minerals. The company will then determine whether or not to proceed to Phase two based upon the results of the geology report."

7. We have disclosed, "The geologist will render an opinion regarding the size, quantity, and viability of the mineralization, if any, located within the claim. Understanding the quantity, quality, and viability of any potential mineralization will enable the company to determine whether or not to proceed in pursuing extracting those potential minerals. "

8. We have disclosed, "If no mineralization is found within the claim we do not intend to seek additional funding, we will dissolve the business, and investors will likely lose their money."

9. We note that the section describing the terms of the agreement as 30 years with right to renew the agreement for an additional 30 years for the payment of $100,000 is located in section 4.2 of exhibit 10, under the title heading, "Grant of Mineral Exploration and Mining Rights."

10. The cash amount was not updated in the last amendment, that has been corrected.

11. We have added another map that shows the more generalized area of the site in relation to the border between Mexico and the United States. Our EDGAR service provider utilizes the EDGAR 1 format which does not support .gif or .jpeg graphics as does the EDGAR 2 format. Rule 304 (a) of Regulation S-T requires a fair and accurate description of a graphic when it is omitted in an electronic filing. Knowing this limitation of the EDGAR 1 format, we have included an "unofficial copy" of the Registration Statement in pdf format to show the maps as a courtesy.

12. The company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933. The company has a specific business plan and has recently begun the execution its business plan. Rule 419 of Regulation C promulgated under the Securities Act of 1933 applies to companies having no specific business plans other than to engage in a merger or acquisition with an unidentified company or companies, or other entity. We do not anticipate or intend to be used as a vehicle for a reverse merger or merge with or acquire another company in the foreseeable future. We are executing a specific business plan developed by our
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     director, as set forth in the prospectus. We are moving forward with our development as defined in the business plan. Based upon the above, we believe we are not within the scope of Rule 419.

PLAN OF OPERATION

13. If the company's registration statement is declared effective and it is unable to continue its operations due to a lack of viable minerals or a lack of funding then it would be forced to dissolve and suspend it's reporting obligations.

14. The commencement of Phase 1 has been rescheduled to September 2006 based upon our geologist's availability.

EXECUTIVE COMPENSATION

15.  We have updated the compensation table to include 2006.

FINANCIAL STATEMENTS

16. We have included the June 30, 2005 financial statements and the March 31, 2006 financials in the filing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-11

17.  We have removed the March 31, 2006 review report.

GENERAL

18.  A current auditor consent has been provided.

UNDERTAKINGS

19.  We have provided the undertakings as requested.


Sincerely,


/s/ Humberto Bravo
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Humberto Bravo
President & Director